SARATOGA ADVANTAGE TRUST
OPERATING EXPENSE LIMITATION AGREEMENT

Balanced Allocation Portfolios

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 29th day of December, 2017, by and between the Saratoga Advantage Trust, (the “Trust”), on behalf of the Conservative Balanced Allocation Portfolio, Moderately Conservative Balanced Allocation Portfolio, Moderate Balanced Allocation Portfolio, Moderately Aggressive Balanced Allocation Portfolio and Aggressive Balanced Allocation Portfolio, each a series of the Trust (the “Portfolio” or, collectively the “Portfolios”), and Saratoga Capital Management, LLC, the investment adviser to the Portfolios (the “Manager”).

WITNESSETH:

WHEREAS, the Manager renders advice and services to each Portfolio pursuant to the terms and provisions of Investment Management Agreements between the Trust and the Manager dated as of the 29th day of December 2017, (the “Investment Management Agreements”); and

WHEREAS, each Portfolio, and each of the Portfolio’s respective share classes is responsible for, and has assumed the obligation for, payment of expenses that have not been expressly assumed by the Manager pursuant to the Investment Management Agreements; and

WHEREAS, the Manager desires to limit each Portfolio’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Portfolios) desires to allow the Manager to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.                  LIMIT ON OPERATING EXPENSES. The Manager hereby agrees to limit the current Operating Expenses of each share class of each Portfolio to an annual rate, expressed as a percentage of the average annual net assets of such share class, listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a share class of a Portfolio, as accrued each month, exceed its Annual Limit, the Manager will, on a monthly basis, either waive all or a portion of its advisory fee due from the Portfolio pursuant to the Investment Management Agreement with the Portfolio or pay to the Portfolio an amount equal to the excess expense within 30 days of being notified that the Portfolio’s expenses exceed the Annual Limits.

2.                  DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each Portfolio, is defined to include all expenses of each Portfolio and each of its share classes, including the Manager’s investment advisory fee detailed in each Portfolio’s Investment Management Agreement, any Rule 12b-1 or similar marketing and distribution-related fees and acquired fund fees and expenses, but does not include any front-end and contingent deferred sales loads, interest and tax expenses, leverage, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, liquidation or reorganization and extraordinary or non-routine expenses such as litigation, etc.

3.                  REIMBURSEMENT OF FEES AND EXPENSES. Each Portfolio shall reimburse the Manager any advisory fees waived or Portfolio expense payments paid by it pursuant to this Agreement, if in any year in which the Portfolio’s Investment Management Agreement is still in effect, the estimated Operating Expenses of any share class of the Portfolio for the fiscal year are less than the corresponding Annual Limit for that year, subject to quarterly approval by the Trust's Board of Trustees. The total amount of reimbursement to which the Manager may be entitled (the “Reimbursement Amount”) shall not exceed an amount that would cause a share class of the Portfolio to exceed its 1) corresponding Annual Limit in place at the time the advisory fees were waived or the expenses were incurred; or 2) corresponding Annual Limit currently in place, whichever is less. Subject to the foregoing, the Reimbursement Amount shall equal, at any time, the sum of all advisory fees previously waived or reduced by the Manager and all other payments remitted by the Manager to the Portfolio pursuant to this Agreement, and may be paid within three (3) years of the end of the fiscal year in which such advisory fees were waived or reduced or other payments remitted, less any reimbursement previously paid by the Portfolio to the Manager with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

4.                  TERM. This Agreement shall become effective with respect to each Portfolio as of the date first above written and shall continue for an initial term through December 31, 2018. This Agreement shall continue in effect thereafter for additional periods not exceeding one (l) year so long as such continuation is approved at least annually by the Board of Trustees of the Trust and the Manager.

5.                  TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Portfolios, upon sixty (60) days’ written notice to the Manager. This Agreement may not be terminated during its term by the Manager without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate for a Portfolio immediately upon the termination of that Portfolio’s Investment Management Agreement.

6.                  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.                  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.                  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SARATOGA ADVANTAGE TRUST,
on behalf of the

Conservative Balanced Allocation Portfolio

Moderately Conservative Balanced Allocation Portfolio

Moderate Balanced Allocation Portfolio

Moderately Aggressive Balanced Allocation Portfolio

Aggressive Balanced Allocation Portfolio

SARATOGA CAPITAL MANAGEMENT, LLC
By: /s/ Bruce E. Ventimiglia	By: /s/ Bruce E. Ventimiglia
Name: Bruce E. Ventimiglia	Name: Bruce E. Ventimiglia
Title: Chairman, President and Chief Executive Officer	Title: Chairman, President and Chief Executive Officer

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Appendix A

PORTFOLIOS

Conservative Balanced Allocation Portfolio

Moderately Conservative Balanced Allocation Portfolio

Moderate Balanced Allocation Portfolio

Moderately Aggressive Balanced Allocation Portfolio

Aggressive Balanced Allocation Portfolio

Operating Expense Limit
Class A	1.24% of average net assets
Class I	0.99% of average net assets
Class C	1.99% of average net assets